For Immediate Release

FORDING ANNOUNCES FIRST CASH DISTRIBUTION

CALGARY, March 18, 2003 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that its first cash distribution of $1.00 per unit will be paid on April 15, 2003 to unitholders of record on March 31, 2003. The ex-distribution date is March 27, 2003. This distribution is in respect of the period from February 28, 2003 until March 31, 2003 and includes the $0.74 per unit special distribution contemplated by the plan of arrangement.

Tax Information

For unitholders resident in Canada, income regularly distributed by the Trust will generally be treated as ordinary income from property except where the income is sourced from capital gains realized by the Trust or from dividends received by the Trust. In these cases, the Trust intends to make appropriate designations in its tax returns so that the capital gains or dividends will retain their character when distributed to unitholders and will be subject to income tax accordingly. Distributions to unitholders made in a year that are greater than the net income of the Trust for the year will not be included in unitholders income but will be considered a return of capital and a reduction of the cost base of the units. The $0.74 per unit special distribution to be paid April 15, 2003 represents a return of capital to unitholders.

Distributions of income by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or conventions. Canadian withholding tax is generally 15% for U.S. holders. The special distribution will not be subject to Canadian withholding taxes.

The Trust has made an election to be taxed as a corporation for U.S. tax purposes. Accordingly, distributions by the Trust, including the special distribution, will be considered foreign-source dividend income to the extent paid out of current or accumulated earnings and profits of the Trust, determined under U.S. income tax principles. Payments in excess of these earnings and profits will be applied first to reduce the cost base of the units and then as a capital gain should the cost base of the units be reduced to zero.

It is expected that the Trust will issue a statement after the close of its fiscal year (December 31) that will provide information for Canadian and U.S. resident investors about the final characterization of Trust distributions for income tax purposes.

Information with respect to other Canadian, United States and foreign tax considerations is included in the Third Supplement to the Management Information Circular for the Special Meeting dated January 27, 2003. Unitholders should also consult their tax advisors.